1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 12, 2019

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,203

Dear Ms. Brutlag:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,203 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares MSCI Indonesia ETF (the “Fund”), a series of the Trust.

The SEC staff (the “Staff”) provided comments to the Trust on December 2, 2019. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response, which is applicable to the Fund. Capitalized terms have the meanings assigned in the Fund’s prospectus (the “Prospectus”) unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and cost example at least one week before effectiveness.

Response: As requested, the Trust has provided a completed fee table and cost example at least one week prior to the filing becoming effective.

Comment 2: The Principal Investment Strategies of the Fund states that the Underlying Index is designed to measure the performance of the large-, medium-, and small-capitalization segments of the Indonesian equity market, but only large-capitalization companies risk is included as a principal risk. Please clarify the disclosure in the Principal Investment Strategies or add medium- and small-capitalization companies risk as a principal risk of the Fund.

NEW YORK  WASHINGTON  HOUSTON  PALO ALTO  SAN FRANCISCO  PARIS  LONDON  FRANKFURT  BRUSSELS  MILAN  ROME

Securities and Exchange Commission

December 12, 2019

Response: The Trust respectfully notes that while the Fund invests in large-, medium-, and small-capitalization companies as stated in the Principal Investment Strategies, to the extent that either mid- and/or small-capitalization risks becomes a principal risk for the fund, the Trust will add those risks to the “Principal Risks” section.

Comment 3: Please re-order the summary of principal risks based on those risks that that are the most significant risks to the Fund (e.g., those risks that are reasonably likely to adversely affect the Fund’s net asset value, yield, and total return). Please include the Fund’s most significant risks towards the beginning of the principal risk disclosure and the remaining risks may be alphabetized.

Response: The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes the following language currently in the sections entitled “Fund Overview - Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Comment 4: On page S-6, the Summary of Principal Risks references exposure to Asian Economic Risk under Non-U.S. Securities Risk and Reliance on Trading Partners Risk. Please consider adding Asian Economic Risk as a principal risk of the Fund in the Summary of Principal Risks section.

Response: The Trust respectfully notes that, while Asian Economic Risk is currently identified under the risks titled “Non-U.S. Securities Risk” and “Reliance on Trading Partners Risk” in the summary prospectus, the Trust does not consider Asian Economic Risk itself to merit a separate section. It is subsumed within Non-U.S. Securities Risk and Reliance on Trading Partners Risk. Additional disclosure is provided in the “A Further Discussion of Principal Risks” section of the statutory prospectus to provide additional context for “Non-U.S. Securities Risk” and “Reliance on Trading Partners Risk.” The Trust also respectfully notes that Risk of Investing in Indonesia is included as a principal risk, as the Fund invests a substantial portion of its assets in the Asian country, and the Risk of Investing in Indonesia in the Summary of Principal Risks section discloses that the Indonesian economy is heavily dependent on trading relationships with certain Asian countries, among others.

Comment 5: Please provide the Staff with the completed performance table at least one week before effectiveness.

Response: As requested, the Trust has provided a completed performance table at least one week prior to the filing becoming effective.

Comment 6: Please provide a summary timeline of the prior filings of the Fund related to the change in the Underlying Index.

Securities and Exchange Commission

December 12, 2019

Response: On March 29, 2019, shareholders of the Fund were notified through a supplement to the Summary Prospectus, Prospectus and Statement of Additional Information that the Underlying Index would change from the MSCI Indonesia Investable Market Index to the MSCI Indonesia IMI 25/50 Index on or around May 29, 2019, along with corresponding changes to the Fund’s principal investment strategies and risks. On May 29, 2019, the Trust updated and filed a new Summary Prospectus, Prospectus and Statement of Additional Information reflecting the changes.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Nadia Persaud

Nick Cordell

Nicole Hwang

George Rafal

Michael Gung

James Hahn